SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Weibo Corporation

(Name of Issuer)

Class A ordinary shares, par value $0.00025 per share

(Title of Class of Securities)

948596 101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 948596 101	Page 2 of 11

1	Name of Reporting Persons SINA Corporation
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 96,278,958(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 96,278,958(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 96,278,958(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 40.7%(1)(2)
12	Type of Reporting Person CO

(1)	Represents 96,278,958 Class B ordinary shares held by SINA Corporation, which are convertible into 96,278,958 Class A ordinary shares.

(2)	Based on 236,553,460 Class A ordinary shares outstanding as of December 31, 2021, assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

CUSIP No. 948596 101	Page 3 of 11

1	Name of Reporting Persons Sina Group Holding Company Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 96,278,958(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 96,278,958(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 96,278,958(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 40.7%(1)(2)
12	Type of Reporting Person CO

(1)	Represents 96,278,958 Class B ordinary shares held by SINA Corporation, which are convertible into 96,278,958 Class A ordinary shares.

(2)	Based on 236,553,460 Class A ordinary shares outstanding as of December 31, 2021, assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

CUSIP No. 948596 101	Page 4 of 11

1	Name of Reporting Persons New Wave MMXV Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 96,278,958(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 96,278,958(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 96,278,958(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 40.7%(1)(2)
12	Type of Reporting Person CO

(1)	Represents 96,278,958 Class B ordinary shares held by SINA Corporation, which are convertible into 96,278,958 Class A ordinary shares.

(2)	Based on 236,553,460 Class A ordinary shares outstanding as of December 31, 2021, assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

CUSIP No. 948596 101	Page 5 of 11

1	Name of Reporting Persons Chao Charles Guowei
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 96,278,958(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 96,278,958(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 96,278,958(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 40.7%(1)(2)
12	Type of Reporting Person IN

(1)	Represents 96,278,958 Class B ordinary shares held by SINA Corporation, which are convertible into 96,278,958 Class A ordinary shares.

(2)	Based on 236,553,460 Class A ordinary shares outstanding as of December 31, 2021, assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

Item 1(a).	Name of Issuer: Weibo Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices: 8/F, QIHAO Plaza, No. 8 Xinyuan S. Road Chaoyang District, Beijing 100027 People’s Republic of China

Item 2(a).	Name of Person Filing: SINA Corporation, Sina Group Holding Company Limited, New Wave MMXV Limited, and Chao Charles Guowei (collectively, the “Reporting Persons”)

Item 2(b).	Address or Principal Business Office or, if none, Residence: No. 8 SINA Plaza, Courtyard 10, the West Xibeiwang E. Road Haidian District, Beijing 100193 People’s Republic of China

Item 2(c)	Citizenship:
SINA Corporation is a Cayman Islands company. Sina Group Holding Company Limited is a Cayman Islands company. New Wave MMXV Limited is a British Virgin Islands company. Chao Charles Guowei is a citizen of United States of America.

Item 2(d).

Title of Class of Securities:
Class A ordinary shares, par value $0.00025 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each Class B ordinary share is entitled to three votes, whereas each Class A ordinary share is entitled to one vote.

Item 2(e).

CUSIP No.:
948596 101

This CUSIP number applies to the American Depositary Shares of the Issuer, each representing one Class A ordinary share of the Issuer, par value $0.00025 per share. No CUSIP has been assigned to the ordinary shares.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the issuer by the reporting persons is provided as of December 31, 2021. The table below is prepared based on 140,274,502 Class A ordinary shares and 96,278,958 Class B ordinary shares outstanding as of December 31, 2021.

Reporting Persons	Class A ordinary shares		Class B ordinary shares		Total ordinary shares on an as- converted basis		Percentage of Aggregate Voting Power
(a) Amount beneficially owned	96,278,958	%(1)	96,278,958		96,278,958	%(1)	—
(b) Percent of class:	40.7	%(1)(2)	100.0	%(3)	40.7	%(4)	67.3	%(5)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	96,278,958	(1)	96,278,958	(1)	96,278,958	(1)	—
(ii) Shared power to vote or to direct the vote	0		0		0		—
(iii) Sole power to dispose or to direct the disposition of	96,278,958	(1)	96,278,958	(1)	96,278,958	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

(1)	Represents 96,278,958 Class B ordinary shares held by Sina Corporation that are convertible into 96,278,958 Class A ordinary shares at any time at the option of Sina Corporation. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares owned by such person.

On March 22, 2021, New Wave Mergersub Limited (a wholly owned subsidiary of Sina Group Holding Company Limited, formerly known as New Wave Holdings Limited) merged with and into SINA, with SINA continuing as the surviving company. As a result of this merger, SINA became a wholly owned subsidiary of Sina Group Holding Company Limited, which is a wholly owned subsidiary of New Wave MMXV Limited (“New Wave” ), a business company incorporated in the British Virgin Islands and controlled by Mr. Charles Chao. As of the date of this filing, New Wave was owned as to 61.2% by Mr. Charles Chao, 30.0% by Mr. Yunli Liu and the remaining shares were held by other senior management members of SINA, including Ms. Hong Du, Mr. Gaofei Wang and Ms. Bonnie Yi Zhang, each of whom held less than 5% of the total share capital of New Wave. All the voting shares in New Wave were held by Mr. Charles Chao, and the rest were all non-voting shares.

(2)	To derive this percentage, (x) the numerator is 96,278,958, being 96,278,958 Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (y) the denominator is the sum of (i) 140,274,502, being the numbers of the Issuer’s total Class A ordinary shares outstanding as of December 31, 2021 and (ii) 96,278,958, being the number of Class A ordinary shares that the reporting person has the rights to acquire upon conversion of the same number of Class B ordinary shares held by the reporting person as of December 31, 2021.

(3)	To derive this percentage, (x) the numerator is 96,278,958, being the number of Class B ordinary shares held by the reporting person, and (y) the denominator is 96,278,958, being the number of the Issuer’s total Class B ordinary shares outstanding as of December 31, 2021.

(4)	To derive this percentage, (x) the numerator is 96,278,958, being 96,278,958 Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (y) the denominator is the sum of (i) 140,274,502, being the number of the Issuer’s total Class A ordinary shares outstanding as of December 31, 2021 and (ii) 96,278,958, being the number of the Issuer’s total Class B ordinary shares outstanding as of December 31, 2021 that are convertible into the same number of Class A ordinary shares.

(5)	For each reporting person, percentage of aggregate voting power represents voting power of all ordinary shares held by such reporting person with respect to all outstanding shares of Class A and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share. Each holder of Class B ordinary shares is entitled to three votes per share.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2022

SINA Corporation

By:	/s/ Bonnie Yi Zhang
Name:	Bonnie Yi Zhang
Title:	Chief Financial Officer

Sina Group Holding Company Limited

By:	/s/ Charles Guowei Chao
Name:	Charles Guowei Chao
Title:	Sole Director

New Wave MMXV Limited

By:	/s/ Charles Guowei Chao
Name:	Charles Guowei Chao
Title:	Sole Director

Chao Charles Guowei

/s/ Charles Guowei Chao

[Signature Page to Schedule 13G/A]

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement